(G)(2)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

VOYA INVESTMENT MANAGEMENT CO. LLC

Annual Sub-Advisory Fee
Series	(as a percentage of average daily
Managed Assets* allocated to the Sub-Adviser)

Voya Credit Income Fund	0.36%
(formerly, Voya Senior Income Fund)

*Managed Assets are defined as the Fund's average daily gross asset value, minus the sum of the Fund's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund, and the liquidation preference of any outstanding preferred shares).